Exhibit 99.1

36Kr Holdings Inc. Reports Third Quarter 2023 Unaudited Financial Results

BEIJING, December 07, 2023 / PRNEWSWIRE / - 36Kr Holdings Inc. (“36Kr” or the “Company” or “We”) (NASDAQ: KRKR), a prominent brand and a pioneering platform dedicated to serving New Economy participants in China, today announced its unaudited financial results for the third quarter ended September 30, 2023.

Third Quarter 2023 Highlights

•	Number of followers[1] as of September 30, 2023 reached 32.1 million, an increase of 19.8% from 26.8 million as of September 30, 2022.

•	Total revenues increased by 2.5% to RMB97.0 million (US$13.3 million) in the third quarter of 2023, from RMB94.6 million in the same period of 2022.

•	Revenues from online advertising services increased by 11.4% to RMB71.2 million (US$9.8 million) in the third quarter of 2023, from RMB63.9 million in the same period of 2022.

•	Revenues from enterprise value-added services were RMB14.2 million (US$1.9 million) in the third quarter of 2023, compared to RMB23.6 million in the same period of 2022.

•	Revenues from subscription services increased by 61.9% to RMB11.5 million (US$1.6 million) in the third quarter of 2023, compared to RMB7.1 million in the same period of 2022.

1 “Number of followers” refers to the aggregate number of followers across the official accounts we own and/or operate on various social media and online platforms, including but not limited to Weixin, Weibo, Zhihu, Toutiao, Xinhua Net, Douyin and Bilibili.

Selected Operating Data

	For the Three Months Ended September 30,
	2022	2023
Online advertising services
Number of online advertising services end customers	231	215
Average revenue per online advertising services end customer (RMB’000)[2]	276.8	331.3

Enterprise value-added services
Number of enterprise value-added services end customers	93	80
Average revenue per enterprise value-added services end customer (RMB’000)[3]	253.4	177.8

Subscription services
Number of individual subscribers	99	28
Average revenue per individual subscriber (RMB)[4]	5,186.8	68,675.9

Number of institutional investors	149	138
Average revenue per institutional investor (RMB’000)[5]	44.3	69.5

Mr. Dagang Feng, Co-chairman and CEO of 36Kr, commented, “We delivered another quarter of solid top-line growth in the third quarter of 2023 despite uncertainties in the macro environment. Our advertising services achieved double-digit growth year over year, and our subscription services’ growth pace further accelerated, demonstrating the resilience and vitality of our businesses. We continuously enriched our content ecosystem, expanded our products and service offerings, and deepened the integration of AI applications across our various business scenarios. Underpinned by our content creation prowess and effective, omni-channel distribution matrix, the number of our followers surpassed 32 million as of the end of the third quarter of 2023, an increase of 20% from a year ago. Moving forward, we will remain at the forefront of innovation and fortify our position as a leading service platform in the New Economy industry, while embracing generative AI technology’s enormous potential and seizing future growth opportunities.”

Ms. Lin Wei, Chief Financial Officer of 36Kr, added, “We maintained our growth trajectory in the third quarter of 2023. Total revenues increased by 2.5% year over year to RMB97.0 million, driven by a decent advertising performance as well as the robust momentum of our subscription business, which grew 11% and 62% year over year respectively. Meanwhile, our gross margin remained stable at the 56% level as we persistently optimized our cost structure and streamlined our spending. Looking ahead, we will further boost our core competitive edges, refine our AI-empowered product innovation and pursue broader monetization opportunities. We believe our peerless content, rising brand influence, and high-quality services connecting participants across the New Economy will continue to help shape the industry landscape and drive our long-term sustainable growth.”

2 Equals revenues generated from online advertising services for a period divided by the number of online advertising services end customers in the same period.

3 Equals revenues generated from enterprise value-added services for a period divided by the number of enterprise value-added services end customers in the same period.

4 Equals revenues generated from individual subscription services for a period divided by the number of individual subscribers in the same period.

5 Equals revenues generated from institutional investor subscription services for a period divided by the number of institutional investors in the same period.

Third Quarter 2023 Financial Results

Total revenues increased by 2.5% to RMB97.0 million (US$13.3 million) in the third quarter of 2023, from RMB94.6 million in the same period of 2022.

•	Online advertising services revenues increased by 11.4% to RMB71.2 million (US$9.8 million) in the third quarter of 2023, from RMB63.9 million in the same period of 2022. The increase was primarily attributable to more innovative marketing solutions we provided to our customers.

•	Enterprise value-added services revenues decreased by 39.6% to RMB14.2 million (US$1.9 million) in the third quarter of 2023, from RMB23.6 million in the same period of 2022, as certain of our offline events and other value-added services were negatively impacted by the macro economy challenges.

•	Subscription services revenues increased by 61.9% to RMB11.5 million (US$1.6 million) in the third quarter of 2023, compared to RMB7.1 million in the same period of 2022. The increase was primarily attributable to our continuous efforts to offer high-quality subscription products and training programs to our subscribers.

Cost of revenues was RMB42.3 million (US$5.8 million) in the third quarter of 2023, compared to RMB35.5 million in the same period of 2022. The increase was primarily attributable to higher fulfillment costs and content costs.

Gross profit was RMB54.6 million (US$7.5 million) in the third quarter of 2023, compared to RMB59.1 million in the same period of 2022. Gross profit margin was 56.3% in the third quarter of 2023, compared to 62.4% in the same period of 2022.

Operating expenses were RMB77.5 million (US$10.6 million) in the third quarter of 2023, compared to RMB62.1 million in the same period of 2022.

•	Sales and marketing expenses were RMB32.4 million (US$4.4 million) in the third quarter of 2023, an increase of 0.7% from RMB32.2 million in the same period of 2022. The slight increase was primarily attributable to the increase in payroll-related expenses, partially offset by the decrease in marketing related expenses.

•	General and administrative expenses were RMB36.9 million (US$5.1 million) in the third quarter of 2023, a 122.6% increase compared to RMB16.6 million in the same period of 2022. The fluctuation was primarily attributable to certain one-off expenses including severance payments as we optimized our organization and office lease termination fees occurred in the quarter, as well as the increase in allowance for credit losses.

•	Research and development expenses were RMB8.3 million (US$1.1 million) in the third quarter of 2023, a decrease of 38.1% from RMB13.4 million in the same period of 2022, as we proactively embrace AI technology and streamlined our research and development teams, resulting in a decrease in payroll-related expenses.

Share-based compensation expenses recognized in cost of revenues, sales and marketing expenses, research and development expenses, as well as general and administrative expenses totaled RMB1.4 million (US$0.2 million) in the third quarter of 2023, compared to RMB2.6 million in the same period of 2022.

Other income was RMB4.0 million (US$0.6 million) in the third quarter of 2023, compared to RMB5.7 million in the same period of 2022.

Income tax expenses were RMB0.02 million (US$0.002 million) in the third quarter of 2023, compared to RMB0.17 million in the same period of 2022.

Net loss was RMB18.9 million (US$2.6 million) in the third quarter of 2023, compared to net income of RMB2.5 million in the same period of 2022. Non-GAAP adjusted net loss6 was RMB17.5 million (US$2.4 million) in the third quarter of 2023, compared to non-GAAP adjusted net income of RMB5.1 million in the same period of 2022.

Net loss attributable to 36Kr Holdings Inc.'s ordinary shareholders was RMB18.9 million (US$2.6 million) in the third quarter of 2023, compared to net income attributable to 36Kr Holdings Inc.'s ordinary shareholders of RMB1.7 million in the same period of 2022.

Basic and diluted net loss per ADS were both RMB0.452 (US$0.062) in the third quarter of 2023, compared to basic and diluted net income per ADS of RMB0.042 in the same period of 2022.

Certain Balance Sheet Items

As of September 30, 2023, the Company had cash, cash equivalents, restricted cash and short-term investments of RMB116.0 million (US$15.9 million), compared to RMB136.5 million as of June 30, 2023. The decrease was mainly attributable to small-sized long-term investments in certain New-Economy entities in the third quarter of 2023, as well as net cash outflow from operating activities.

6 Non-GAAP adjusted income/(loss) represents net income/(loss) excluding share-based compensation expenses.

Conference Call

The Company's management will host an earnings conference call at 7:00 AM U.S. Eastern Time on December 07, 2023 (8:00 PM Beijing/Hong Kong Time on December 07, 2023).

For participants who wish to join the call by phone, please access the link provided below to complete the pre-registration and dial in 5 minutes prior to the scheduled call start time. Upon registration, each participant will receive dial-in details to join the conference call.

Event Title:	36Kr Holdings Inc. Third Quarter 2023 Earnings Conference Call
Pre-registration link:	https://s1.c-conf.com/diamondpass/10035361-b8fs5d.html

Additionally, a live and archived webcast of the conference call will be available on the Company's investor relations website at http://ir.36kr.com.

A replay of the conference call will be available for one week from the date of the conference, by dialing the following telephone numbers:

United States:	+1-855-883-1031
International:	+61-7-3107-6325
Hong Kong, China:	800-930-639
Mainland China:	400-120-9216
Replay PIN:	10035361

About 36Kr Holdings Inc.

36Kr Holdings Inc. is a prominent brand and a pioneering platform dedicated to serving New Economy participants in China with the mission of empowering New Economy participants to achieve more. The Company started its business with high-quality New Economy-focused content offerings, covering a variety of industries in China's New Economy with diverse distribution channels. Leveraging traffic brought by high-quality content, the Company has expanded its offerings to business services, including online advertising services, enterprise value-added services and subscription services to address the evolving needs of New Economy companies and upgrading needs of traditional companies. The Company is supported by comprehensive database and strong data analytics capabilities. Through diverse service offerings and the significant brand influence, the Company is well-positioned to continuously capture the high growth potentials of China's New Economy.

For more information, please visit: http://ir.36kr.com.

Use of Non-GAAP Financial Measures

In evaluating its business, the Company considers and uses two non-GAAP measures, adjusted net income/(loss) and adjusted EBITDA, as supplemental measures to review and assess its operating performance. The presentation of these two non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company presents these non-GAAP financial measures because they are used by the Company’s management to evaluate its operating performance and formulate business plans. The Company also believes that the use of these non-GAAP measures facilitates investors' assessment of its operating performance.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expense that affect our operations. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling these non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company performance. The Company encourages investors to review its financial information in its entirety and not rely on a single financial measure.

Adjusted net loss represents net loss excluding share-based compensation expenses.

Adjusted EBITDA represents adjusted net income/(loss) before interest income, interest expenses, income tax expense/(credit), depreciation of property and equipment and amortization of intangible assets.

For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi are made at a rate of RMB7.2960 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on of September 29, 2023.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goal and strategies; the Company’s future business development, results of operations and financial condition; relevant government policies and regulations relating to our business and industry; the Company’s expectations regarding the use of proceeds from this offering; the Company’s expectations regarding demand for, and market acceptance of, its services; the Company’s ability to maintain and enhance its brand; the Company’s ability to provide high-quality content in a timely manner to attract and retain users; the Company’s ability to retain and hire quality in-house writers and editors; the Company’s ability to maintain cooperation with third-party professional content providers; the Company’s ability to maintain relationship with third-party platforms; general economic and business condition in China; possible disruptions in commercial activities caused by natural or human-induced disasters; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

36Kr Holdings Inc.

Investor Relations

Tel: +86 (10) 8965-0708

E-mail: ir@36kr.com

Piacente Financial Communications

Jenny Cai

Tel: +86 (10) 6508-0677

E-mail: 36Kr@tpg-ir.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

E-mail: 36Kr@tpg-ir.com

36Kr Holdings Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30,	September 30,	September 30,
	2023	2023	2023
	RMB’000	RMB’000	US$’000
Assets
Current assets:
Cash and cash equivalents	98,106	65,967	9,042
Restricted cash	100	100	14
Short-term investments	38,245	49,903	6,840
Accounts receivable, net	156,858	147,260	20,184
Receivables due from related parties	320	394	54
Prepayments and other current assets	28,384	20,344	2,788
Total current assets	322,013	283,968	38,922
Non-current assets:
Property and equipment, net	2,269	6,051	829
Intangible assets, net	1,193	1,153	158
Long-term investments	139,718	149,325	20,467
Operating lease right-of-use assets, net	24,547	37,603	5,154
Total non-current assets	167,727	194,132	26,608
Total assets	489,740	478,100	65,530

Liabilities
Current liabilities:
Accounts payable	43,055	49,917	6,842
Salary and welfare payables	38,412	41,950	5,750
Taxes payable	4,740	5,062	694
Deferred revenue	27,781	24,916	3,415
Amounts due to related parties	1,067	1,225	168
Accrued liabilities and other payables	18,410	22,617	3,100
Short-term bank loan	14,950	14,950	2,049
Operating lease liabilities	34,477	7,288	999
Total current liabilities	182,892	167,925	23,017
Non-current liabilities:
Operating lease liabilities	8,667	29,529	4,047
Other non-current liabilities	394	284	39
Total non-current liabilities	9,061	29,813	4,086
Total liabilities	191,953	197,738	27,103

Shareholders’ equity
Ordinary shares	694	694	95
Treasury stock	(11,578)	(11,578)	(1,587)
Additional paid-in capital	2,063,375	2,064,785	283,002
Accumulated deficit	(1,758,517)	(1,777,437)	(243,617)
Accumulated other comprehensive loss	(4,707)	(4,894)	(671)
Total 36Kr Holdings Inc.’s shareholders’ equity	289,267	271,570	37,222
Non-controlling interests	8,520	8,792	1,205
Total shareholders’ equity	297,787	280,362	38,427
Total liabilities and shareholders’ equity	489,740	478,100	65,530

36Kr Holdings Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

	Three Months Ended			Nine Months Ended
	September 30, 2022	September 30, 2023	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2023
	RMB’000	RMB’000	US$’000	RMB’000	RMB’000	US$’000
Revenues:
Online advertising services	63,934	71,236	9,764	159,374	170,124	23,317
Enterprise value-added services	23,565	14,222	1,949	47,244	40,990	5,618
Subscription services	7,109	11,508	1,577	19,304	25,740	3,528
Total revenues	94,608	96,966	13,290	225,922	236,854	32,463
Cost of revenues	(35,541)	(42,339)	(5,803)	(90,222)	(112,388)	(15,404)
Gross profit	59,067	54,627	7,487	135,700	124,466	17,059
Operating expenses:
Sales and marketing expenses	(32,168)	(32,384)	(4,439)	(89,267)	(97,220)	(13,325)
General and administrative expenses	(16,559)	(36,864)	(5,053)	(30,373)	(71,730)	(9,831)
Research and development expenses	(13,385)	(8,289)	(1,136)	(40,507)	(37,326)	(5,116)
Total operating expenses	(62,112)	(77,537)	(10,628)	(160,147)	(206,276)	(28,272)
Loss from operations	(3,045)	(22,910)	(3,141)	(24,447)	(81,810)	(11,213)
Other income/(expenses):
Share of (loss)/income from equity method investments	(69)	(220)	(30)	285	(527)	(72)
Gain on disposal of a subsidiary	-	3,366	461	38,019	3,366	461
Long-term investment income	-	-	-	18,464	-	-
Short-term investment income	449	251	34	1,635	1,027	141
Government grant	916	226	31	3,351	1,021	140
Others, net	4,404	401	55	7,008	5,164	708
(Loss)/income before income tax	2,655	(18,886)	(2,590)	44,315	(71,759)	(9,835)
Income tax (expenses)/credit	(166)	(17)	(2)	(171)	173	24
Net (loss)/income	2,489	(18,903)	(2,592)	44,144	(71,586)	(9,811)
Net loss/(income) attributable to non-controlling interests	(746)	(17)	(2)	(1,386)	358	49
Net (loss)/income attributable to 36Kr Holdings Inc.’s ordinary shareholders	1,743	(18,920)	(2,594)	42,758	(71,228)	(9,762)

Net (loss)/income	2,489	(18,903)	(2,592)	44,144	(71,586)	(9,811)
Other comprehensive income
Foreign currency translation adjustments	1,916	(187)	(26)	3,748	966	132
Total other comprehensive income	1,916	(187)	(26)	3,748	966	132
Total comprehensive (loss)/income	4,405	(19,090)	(2,618)	47,892	(70,620)	(9,679)
Comprehensive loss/(income) attributable to non-controlling interests	(746)	(17)	(2)	(1,386)	358	49
Comprehensive (loss)/income attributable to 36Kr Holdings Inc.’s ordinary shareholders	3,659	(19,107)	(2,620)	46,506	(70,262)	(9,630)

Net (loss)/income per ordinary share (RMB)
Basic	0.002	(0.018)	(0.002)	0.041	(0.068)	(0.009)
Diluted	0.002	(0.018)	(0.002)	0.041	(0.068)	(0.009)
Net (loss)/income per ADS (RMB)
Basic	0.042	(0.452)	(0.062)	1.037	(1.709)	(0.234)
Diluted	0.042	(0.452)	(0.062)	1.037	(1.709)	(0.234)
Weighted average number of ordinary shares used in per share calculation
Basic	1,035,476,294	1,046,515,168	1,046,515,168	1,031,290,397	1,041,904,687	1,041,904,687
Diluted	1,035,476,294	1,046,515,168	1,046,515,168	1,031,290,397	1,041,904,687	1,041,904,687
Weighted average number of ADS used in per ADS calculation
Basic	41,419,052	41,860,607	41,860,607	41,251,616	41,676,187	41,676,187
Diluted	41,419,052	41,860,607	41,860,607	41,251,616	41,676,187	41,676,187

36Kr Holdings Inc.

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

	Three Months Ended			Nine Months Ended
	September 30, 2022	September 30, 2023	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2023
	RMB’000	RMB’000	US$’000	RMB’000	RMB’000	US$’000
Net (loss)/income	2,489	(18,903)	(2,592)	44,144	(71,586)	(9,811)
Share-based compensation expenses	2,575	1,410	193	9,268	5,117	701
Non-GAAP adjusted net (loss)/income	5,064	(17,493)	(2,399)	53,412	(66,469)	(9,110)
Interest income, net	(323)	(59)	(8)	(564)	(743)	(102)
Income tax expenses	166	17	2	171	(173)	(24)
Depreciation and amortization expenses	479	564	77	1,423	1,257	172
Non-GAAP adjusted EBITDA	5,386	(16,971)	(2,328)	54,442	(66,128)	(9,064)